news release

ArcelorMittal reaches agreement to acquire remaining 25.2% shares in ArcelorMittal Poland

Luxembourg / Rotterdam , July 26, 2007 - ArcelorMittal today announces that it has reached an agreement with the  Polish Government to acquire the outstanding 25.2% shares of ArcelorMittal Poland (“The Polish Company”) currently held by the Polish State and Treasury Ministry.   ArcelorMittal has agreed to acquire each share at a price of PLN 6.5, valuing the remaining 25.2% of shares at approximately PLN 436 million (approx. USD 157 million).

ArcelorMittal initially acquired 69% of the Polish company in March 2004. As part of that agreement, ArcelorMittal received an option to purchase a further 25% from the State Treasury at a date in the future.

ArcelorMittal also agreed to an investment commitment of some PLN 2.4 billion (approx. USD 865 million) relating to four major projects.  This investment has now been implemented in full, with the largest single project – the construction of a new hot strip mill – having been commissioned earlier in June and formally inaugurated in Cracow on Friday July 27.

Commenting, Mr Michel Wurth, Member of the Group Management Board with responsibility for Flat Products Europe, said:  “I am delighted that we have reached an agreement with the Government to acquire the remaining 25.2% shares of ArcelorMittal Poland.  Under ArcelorMittal’s ownership, the performance of the Polish operations have improved considerably.  Poland’s economy is continuing to post strong growth and we are confident about the long-term prospects for the company.  Following the completion of the four major investment programs, ArcelorMittal Poland boasts some of the most technologically advanced steel-making facilities in the world and is now capable of producing the highest quality products for the most sophisticated applications in all steel consuming markets.”

About ArcelorMittal

ArcelorMittal is the world's number one steel company, with 320,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 27 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key pro forma financials for 2006 show combined revenues of USD 88.6 billions, with a crude steel production of 118 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid (MTS) and Valencia.

Contact information Arcelor Mittal Investor Relations
Continental Europe	+352 4792 2414
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Americas	+1 312 899 3569
Retail	+352 4792 2434
Bonds/Credit	+33 1 71 92 10 26
Contact information Arcelor Mittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
Arcelor Mittal Corporate Communications		Netherlands
Nicola Davidson	+44 207 543 1162 / 1172	Leon Melens, Smink, Van der Ploeg & Jongsma,	+31 20 647 81 81
Luc Scheer	+352 4792 2360	Germany
Jean Lasar	+352 4792 2359	Phoebe Kebbel, Herring Schuppener,	+49 69 92 18 74 77
Maitland Consultancy:		France
Philip Gawith / Lydia Pretzlik	+44 20 7379 5151	Sandra Luneau	+33 1 71 92 00 58
Belgium		Tiphaine Hecketsweiler, Image 7	+33 1 5370 7470
Charles-Hubert Gernaert, Comfi,	+32 2 290 90 90	Spain
North America		Ignacio Agreda	+34 94 489 4162
Bill Steers	+1 312 899 3817	Oscar Fleites	+34 98 512 60 29
		Keith Grant	+34 639 760 397